PANDORA MEDIA, INC.
2011 Equity Incentive Plan

NOTICE OF SUBSTITUTE STOCK OPTION GRANT (ISO)1

«Optionee»

In accordance with the terms of the Agreement and Plan of Merger, dated as of May 18, 2015 among Next Big Sound, Inc. (“NBS”), Pandora Media, Inc. (the “Company”), and the other parties listed therein (the “Merger Agreement”), in substitution for your existing option to purchase common stock of NBS described below (the “Prior Option”) that was granted under the NBS 2008 Stock Option Plan (the “Prior Plan”), you have been granted an option to purchase shares of Common Stock of the Company (the “New Option”) as follows:

	Prior Option	New Option
Date of Grant:	«OriginalDate»	«ClosingDate»
Exercise Price per Share:	$«OriginalExercisePrice»	$«AdjustedExercisePrice»
Total Number of Shares Granted:	«OriginalNoofShares» shares of NBS’s common stock	«AdjustedNoofShares» shares of the Company’s Common Stock
Total Exercise Price:	$«OriginalTotalExercisePrice»	$«AdjustedTotalExercisePrice»
Type of Option:	Incentive Stock Option[2]
Expiration Date:	«OriginalExpirationDate»
Vesting Commencement Date	«OriginalVestingCommencementDate»
Vesting/Exercise Schedule:
The shares underlying the option shall vest in accordance with the following schedule:

«OriginalVestingSchedule»

The Company and the Optionee acknowledge that «NoofSharesVested» shares underlying the option are vested as of the Closing Date (as defined in the Merger Agreement).

The following terms apply to the New Option:

1 To be updated if any employees hold NQSOs.
2 To be updated if any employees hold NQSOs.

Termination Period:
The New Option may be exercised for three months after termination of Continuous Service Status except as set out in Section 6 of the Substitute Stock Option Agreement (but in no event later than the Expiration Date). Optionee is responsible for keeping track of these exercise periods following termination for any reason of his or her service relationship with the Company. The Company will not provide further notice of such periods.

Transferability:	The New Option may not be transferred.
By accepting the New Option, you agree that the New Option is granted under and governed by the terms and conditions of the Pandora Media, Inc. 2011 Equity Incentive Plan and the Substitute Stock Option Agreement attached hereto and incorporated by reference herein. References to the “Company” in this Notice shall be deemed to include any of NBS or any subsidiaries of Pandora Media, Inc., as applicable, in addition to Pandora Media, Inc.
In addition, you agree and acknowledge that your rights to any Shares underlying the New Option will be earned only as you provide services to the Company over time, and that nothing in this Notice or the attached documents confers upon you any right to continue your employment or consulting relationship with the Company for any period of time, nor does it interfere in any way with your right or the Company’s right to terminate that relationship at any time, for any reason, with or without Cause.
Further, you agree and acknowledge that, in accordance with the Merger Agreement, as of the Date of Grant of the New Option, the Prior Option shall be cancelled and the agreement or agreements evidencing the Prior Option shall have no further force and effect.

PANDORA MEDIA, INC.

By:
«Optionee»	Name:
Title:

2